PMU News Release #04-10 TSX, AMEX Symbol PMU July 30, 2004

PACIFIC RIM ANNOUNCES 2004 YEAR-END RESULTS

Pacific Rim Mining Corp. ("Pacific Rim" or "the Company") is pleased to announce its financial results for the twelve months ended April 30, 2004. Complete financial statements will be included in the Company's 2004 Annual Report to be mailed to shareholders in mid-August 2004. All monetary amounts are expressed in United States ("US") dollars unless otherwise stated.

Overview
Pacific Rim is a revenue generating gold exploration company with operational and exploration activities in North, Central and South America. The Company utilizes cash flow from its 49% joint venture interest in the Denton-Rawhide gold mine in Nevada to explore, define and develop its exploration projects, primarily the El Dorado gold project in El Salvador. The Company is committed to growth and profitability through the discovery, development and operation of high-grade, low-cost gold mines. Pacific Rim's shares trade under the symbol PMU on both The Toronto Stock Exchange ("TSX") and the American Stock Exchange ("AMEX").

Pacific Rim's corporate goal is to become a highly profitable, growth-oriented, intermediate level gold producer. During fiscal 2004, the Company made great headway toward achieving this goal by increasing the measured and indicated resource at the Minita vein on its El Dorado project in El Salvador by 67% and launching a pre-feasibility study to determine the detailed economics of a proposed operation at El Dorado. The Company anticipates commencing development at El Dorado during fiscal 2005.

Financial Highlights (all amounts in thousands of US dollars, except per share amounts)
	12 months ended April 30, 2004	12 months ended April 30, 2003	4 months ended April 30, 2002
Revenue	$12,140	$12,509	$5,303
Operating Costs	$11,903	$8,999	$4,454
Exploration expenditures	$5,164	$3,346	$250
Net (loss) before unusual item	$(7,307)	$(3,308)	$(1,595)
Net (loss) for the period	$(6,859)	$(2,800)	$(1,601)
Per share (basic and diluted)	$(0.09)	$(0.04)	$(0.03)
Cash Flow (used) for operating activities	$(1,107)	$(4,044)	$(562)
Net increase (decrease) in cash	$356	$(1,457)	$1,027
Cash at end of period	$1,463	$1,107	$2,564
Total assets	$14,033	$21,447	$25,330
Total liabilities	$4,415	$6,487	$7,601
Working Capital	$3,033	$7,633	$8,616
Common shares outstanding (average)	79,145,935	78,449,743	58,706,727
Fully diluted shares (average)	84,161,115	85,077,223	64,063,607

Results of Operations
The consolidated net loss for 2004 was $6.9 million or $0.09 per share compared to a loss of $2.8 million or $0.04 per share in 2003 and $1.6 million or $0.03 per share in the four-month period of fiscal 2002. The increased net loss for 2004 is due to substantially increased exploration expenses of $5.2 million in 2004 compared to $3.3 million in 2003 and $0.3 million in 2002, as well as a gain on the sale of mineral properties of $0.9 million and a gain on the sale of marketable securities of $1.0 million in 2003, both of which offset expenses in 2003 and for which there is no comparable item in 2004. Stock-based employee compensation expenses of $0.3 million were recorded for exploration and general and administrative expenses for the first time during fiscal 2004 in compliance with new generally accepted accounting standards, and contributed to the increased net loss for the current year.

Operating costs at the Denton-Rawhide gold mine rose in 2004 ($11.9 million compared to $9.0 million in 2003 and $4.5 million in 2002) due to the "drawdown" of higher cost "heap leach" inventory in 2004, partially offset by decreased mining and processing costs for the year resulting from the cessation of mining, crushing and stacking of ore. Exploration expenditures increased significantly as the Company expanded its ongoing drill program and commenced a pre-feasibility study and environmental impact study ("EIS") on the El Dorado gold project in El Salvador, completed a Phase 1 drill program on the La Calera gold project in El Salvador, acquired two new "grassroots" gold projects in Nevada and expanded its project generation program throughout North, Central and South America.

Liquidity and Capital Resources
Negative operating cash flow increased from $(4.0) million in the twelve-month period of 2003 to $(1.1) million in 2004. This significant increase, despite a substantially higher net loss for the 2004 fiscal year, is primarily due to increased cash flows from the Denton-Rawhide gold mine during 2004 (related to the decrease in cash expenditures for mining and processing activities at the mine) partially offset by increased exploration expenditures in 2004, and loan repayments. Net investment cash flow of $0.3 million in 2004 compared to a negligible amount in 2003 reflects sales of surplus equipment during the current year ($0.3 million during 2004) plus withdrawals from the reclamation fund ($0.5 million during 2004), partially offset by an investment in new Denton-Rawhide carbon leaching equipment ($0.3 million during 2004), compared to very little investment activity in fiscal 2003. The exercise of stock options produced $1.2 million of financing activity cash flows during fiscal 2004 and negligible cash flows during fiscal 2003. Alternatively, no cash flow from the sale of investments was realized in fiscal 2004 compared to $2.6 million received from the sale of investments in 2003 (related to the sale of the Company's Diablillos mineral property). The net effect of these activities was a net increase in cash of $0.4 million for fiscal 2004, compared to a net decrease of $1.5 million in fiscal 2003.

Pacific Rim's cash position at the end of 2004 was $1.5 million, compared to $1.1 million at the end of 2003 and $2.6 million at the end of 2002. Working capital at April 30, 2004 was $3.0 million compared to $7.6 million at April 30, 2003 and $8.6 million at April 30, 2002, primarily reflecting reductions in short-term Denton-Rawhide "heap-leach" inventories during fiscal 2004.

Production
Pacific Rim is 49% owner of the Denton-Rawhide gold mine, located near Fallon, Nevada. Kennecott, a subsidiary of Rio Tinto Plc, is 51% owner and operator of the mine. Denton-Rawhide is a heap leach operation that ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase.

Pacific Rim's share of production from the Denton-Rawhide mine during fiscal 2004 was 29,687 ounces of gold and 238,124 ounces of silver at a total cash production cost (as calculated using industry standards) of $362 per ounce of gold produced. This includes $250 per ounce of non-cash ‘heap leach" inventory "drawdown" costs. Actual cash expended per ounce of gold produced in fiscal 2004 was $106 per ounce. During fiscal 2003 and the four months of fiscal 2002, Pacific Rim's share of production was 35,731 ounces of gold and 302,383 ounces of silver at total cash production costs of $209 per ounce (actual cash cost of $268 per ounce), and 14,605 ounces of gold and 126,615 ounces of silver at total cash production costs of $266 per ounce (actual cash cost of $312 per ounce), respectively. Gold prices improved during fiscal 2004, from $341.20 per ounce at the beginning of the period to $388.50 per ounce at April 30, 2004, reaching a high of $427.25 per ounce on April 1, 2004.

Fiscal 2004 production from Denton-Rawhide was roughly 17% lower than in fiscal 2003. This slowdown in production represents the natural decline in recovery that occurs in the residual leach phase of a heap leach operation. Production is anticipated to continue through fiscal 2005, although recoveries are expected to decline further as the residual leaching process continues. For the purposes of internal budgeting, the Company's projections for Denton-Rawhide production look forward in roughly 6-month increments.

Technical and Corporate Developments
Highlights of technical and corporate developments for fiscal 2004 include:

» The expansion of the El Dorado resource to 821,000 ounces of gold in the measured and indicated category. Updated resource estimates reflecting new drilling information were made for the Minita, Coyotera and Nueva Esperanza vein systems on the El Dorado gold project in October 2003. Minita, which hosts the bulk of the current El Dorado gold resource, grew by 67% to 1.6 million tonnes at an average grade of 11.4 g/t gold and 70.3 g/t silver, for a total contained measured and indicated resource of 585,200 ounces of gold and 3.6 million ounces of silver.

» The commencement of a pre-feasibility study on the El Dorado gold project. In March 2004 Pacific Rim contracted SRK Consulting to complete a pre-feasibility study of the potential economics of underground mining of the Minita vein system on the El Dorado gold project in El Salvador. The study will be based on exploiting the current Minita resource with a 1,000 tonne per day operation, and its completion is expected during the second quarter of fiscal 2004.

» The discovery of both high-grade vein hosted gold mineralization and lower-grade stockwork-hosted gold mineralization in the La Calera gold project. Thirty-one core holes were drilled during fiscal 2004 at La Calera, leading to the discovery of potentially bulk-mineable gold mineralization in the Rosa and Rosa West vein systems. A ground geophysics survey conducted in March 2004 succeeded in tracing this system further along strike and identifying new, potentially related structures. A reverse circulation drill program to test these new and extended structures commenced in late April 2004.

» The commencement of closure-related activities at the Denton-Rawhide gold mine. The crushing and stacking of low-grade stockpiled ore at the Denton-Rawhide gold mine ceased in May 2003 (following the cessation of mining in October 2002). During fiscal 2004, commencement of the residual leaching phase, the sale of surplus equipment, and reclamation activities occurred at the Denton-Rawhide mine.

» The acquisition of the Aurora and Surefire gold projects. These early-stage gold projects are located in Nevada; the Aurora project borders Metallic Ventures' Esmeralda gold mine in the historic Aurora District of the Walker Lane gold belt, and the Surefire project, staked by Pacific Rim, is located along the Northern Nevada rift. The Company has commenced grassroots exploration, including the generation of drill targets, on the Aurora project and intends to initiate a Phase 1 drill program during fiscal 2005.

» The appointment of Paul Sweeney to, and resignation of Robert Buchan from, the Company's board of directors. Paul Sweeney was appointed in July 2003 to Pacific Rim's board. Mr. Sweeney is a senior financial executive with over 30 years of mining-related experience in finance, accounting and strategic planning. In December 2003 Robert Buchan, President and CEO of Kinross Gold Corporation, resigned from Pacific Rim's board.

Outlook
Pacific Rim anticipates continued gold production from the Denton-Rawhide mine through fiscal 2005 and beyond, with a continued deceleration in production rates as the operation progresses through the residual leaching phase. The Company is unable to reliably forecast production levels from Denton-Rawhide for fiscal 2005. Total cash costs per ounce of gold are expected to decline substantially toward the "actual cash production cost" once the "heap leach" inventory is completely drawn down. The Company expects that the ultimate total recoverable gold ounces at Denton-Rawhide will exceed the conservatively estimated gold ounces represented in the inventory recorded at April 30, 2004.

Available funds will continue to be spent primarily on the El Dorado gold project in El Salvador. The Company expects to issue the results of its pre-feasibility study for the Minita resource during the second quarter of fiscal 2005. Management expects a positive outcome from the pre-feasibility study. However, a final decision regarding the commencement of construction of an access / haulage ramp on the property will be made once the Company is able to evaluate the detailed economics outlined in the study and will further depend on obtaining the required environmental permits and sufficient financing to proceed. An EIS has been conducted and will shortly be submitted to El Salvadoran regulatory agencies in preparation for this permitting process. During fiscal 2005 Pacific Rim intends to continue its on-going exploration drill program at El Dorado in the search for additional gold resources, as well as complete its Phase 2 drill program at the nearby La Calera gold project in El Salvador and commence drill testing of the Aurora project in Nevada.

National Instrument 43-101 Disclosure
Mr. William Gehlen supervises Pacific Rim's exploration work on the El Dorado and La Calera projects. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Pacific Rim's drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange.

Details of the El Dorado project, including geology, drill results and resource estimates are presented in a technical report prepared for Pacific Rim Mining Corp. by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., (both Qualified Persons as defined in National Instrument 43-101) entitled "Technical Report on the El Dorado Project Gold and Silver Resources, Department of Cabanas, Republic of El Salvador", dated November 26, 2003 and publicly available on SEDAR.

On behalf of the board of directors, “Thomas C. Shrake” Thomas C. Shrake, CEO	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

Information set forth in this document may involve forward-looking statements that involve risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the estimated time frame for the completion of the pre-feasibility study; the results of current exploration activities the economic viability of the Company’s projects; the results from future exploration opportunities; significant declines in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements. Pacific Rim Mining Corp. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com